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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO.__)*

                        EMONS TRANSPORTATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    291575108
            ---------------------------------------------------------
                                 (CUSIP Number)

           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.

      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 22, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO. 291575108                                    PAGE 2 OF 7 PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                         Long Meadow Holdings, L.P.
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

                                 Not applicable
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

    NUMBER OF                                                        ---
     SHARES              -------------------------------------------------------
   BENEFICIALLY                 8        SHARED VOTING POWER
    OWNED BY
      EACH                                                          299,270
    REPORTING            -------------------------------------------------------
     PERSON                     9        SOLE DISPOSITIVE POWER
      WITH
                                                                     ---
                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                    299,270
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     299,270
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       5.1
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                       PN
--------------------------------------------------------------------------------




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



                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO. 291575108                                    PAGE 3 OF 7 PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                        Jonathan W. Old, III
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 Not applicable
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

                                 Not applicable
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                  U.S. Citizen
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

   NUMBER OF                                                        ---
    SHARES               -------------------------------------------------------
 BENEFICIALLY                   8        SHARED VOTING POWER
   OWNED BY
     EACH                                                       299,270(1)
  REPORTING              -------------------------------------------------------
    PERSON                      9        SOLE DISPOSITIVE POWER
     WITH                                                           ---

                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                299,270(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    299,270(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    5.1
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     IN
--------------------------------------------------------------------------------

        --------
        1. Jonathan W. Old, III disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO. 291575108                                    PAGE 4 OF 7 PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Long Meadow Investors, LLC
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 Not applicable
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

                                 Not applicable
--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF                                                    ---
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    299,270(1)
       WITH
                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                                                   ---
                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                299,270(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    299,270(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    5.1
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     OO
--------------------------------------------------------------------------------

         --------
         1. Long Meadow Investors, LLC disclaims beneficial ownership of all shares owned by other persons.



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                                                               Page 5 of 7 Pages

                        EMONS TRANSPORTATION GROUP, INC.
                              (CUSIP No. 291575108)

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to common stock, $.01 par value per share (the "Common Stock") of Emons Transportation Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 96 South George Street, York, Pennsylvania 17401.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) - (f)

                  This statement is being filed jointly on behalf of the following three reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

         (I) This statement is being filed on behalf of Long Meadow Holdings, L.P., a Delaware limited partnership (the "Partnership"). The Partnership's principal business is to make and hold investments. The business address for the Partnership is c/o Long Meadow Investors, LLC, 1177 High Ridge Road, Stamford, Connecticut, 06905. The general partner of the Partnership is Long Meadow Investors, LLC, which is described more fully in (II), below.

         (II) This statement also is being filed on behalf of Long Meadow Investors, LLC ("LMI"), a Delaware limited liability company. LMI's principal business is to act as general partner to the Partnership. The business address for LMI is 1177 High Ridge Road, Stamford, Connecticut 06905.

         (III) This statement also is being filed on behalf of Jonathan W. Old, III. Mr. Old's present principal occupation is as a member of LMI. Mr. Old is a United States citizen whose business address is c/o LMI, 1177 High Ridge Road, Stamford, Connecticut 06905.

                  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  The Partnership is making this filing because it has acquired shares of Common Stock of the Issuer for which it has voting and investment power.

                  Each of LMI and Mr. Old is making this filing because, due to the relationship between each of them and the Partnership, as described above, each could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Partnership. Each of LMI and Mr. Old disclaims beneficial ownership of all shares of Common Stock held by other persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Partnership acquired 7,000 shares of Common Stock in open market transactions on December 13, 1996 and February 6, 1997 for a total purchase price of $24,800. On September 22, 1997 the Partnership acquired 292,270 shares of Common Stock in a privately negotiated transaction with the owner of those shares for a total purchase price of $876,810. The $901,610 used to purchase the 299,270 shares of Common Stock came from the working capital of the Partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Partnership holds its shares of Common Stock to which this statement on Schedule 13D relates for purposes of investment. At present, the Partnership has no plans to purchase additional shares of Common Stock or to transfer shares of Common Stock. Except as disclosed in this Item 4, the Partnership has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (I) The Partnership beneficially holds an aggregate of 299,270 shares of Common Stock, which constitutes 5.1% of the outstanding shares of Common Stock.


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                                                               Page 6 of 7 Pages


         (II) For purposes of Rule 13(d) under the Act, because LMI is the general partner of the Partnership and because it could be deemed to share voting and dispositive power with the Partnership over the shares of Common Stock held by the Partnership, LMI may be deemed to be the beneficial owner of the shares of Common Stock held by the Partnership. Therefore, LMI may be deemed to be the aggregate beneficial owner of 299,270 shares of Common Stock, which constitutes 5.1% of the outstanding shares of Common Stock. LMI disclaims beneficial ownership of all shares of Common Stock held by other persons.

         (III) Jonathan W. Old, III is the managing member of LMI. Because Mr. Old is the managing member of the general partner of the Partnership, and because he could be deemed to share with LMI voting and dispositive power over the shares of Common Stock held by the Partnership, for purposes of Rule 13(d) under the Act, Mr. Old may be deemed to be the beneficial owner of the shares of Common Stock held by the Partnership. Therefore, Mr. Old may be deemed to be the aggregate beneficial owner of 299,270 shares of Common Stock, which constitutes 5.1% of the outstanding shares of Common Stock. Mr. Old disclaims beneficial ownership of all shares of Common Stock held by other persons.

                  (c) As reflected in Item 3, above, on September 22, 1997, the Partnership acquired 292,270 shares of Common Stock for $3.00 per share in a privately negotiated transaction with the owner of those shares. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

                  (d)   Not applicable.

                  (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.

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                                                               Page 7 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1997


                                     LONG MEADOW HOLDINGS, L.P.

                                     By:  Long Meadow Investors, LLC
                                             its general partner


                                     By: /s/ JONATHAN W. OLD, III
                                       --------------------------
                                       Jonathan W. Old, III
                                       Member


                                     LONG MEADOW INVESTORS, LLC


                                     By: /s/ JONATHAN W. OLD, III
                                       --------------------------
                                       Jonathan W. Old, III
                                       Member


                                     /s/ JONATHAN W. OLD, III
                                     ------------------------
                                       Jonathan W. Old, III


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